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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Sutura, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

869 542 100

(CUSIP Number)

Kenneth Barnett, Synapse Capital, 17150 Newhope St., Ste 503, Fountain Valley CA 92708

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Synapse Fund II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒* *See Items 4 and 6.
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,690,577* *See Item 5(b).
8. Shared Voting Power 0* *See Item 5(b).
9. Sole Dispositive Power 14,690,577* *See Item 5(b).
10. Shared Dispositive Power 0* *See Item 5(b).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,690,577
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock of Sutura, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 17080 Newhope Street, Fountain Valley, California 92708.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Synapse Fund II, LLC, a California limited liability company (the “Reporting Person”). The principal business of the Reporting Person is investing in companies such as the Issuer.

The Manager of the Reporting Person is Synapse Capital, LLC, a California limited liability company (“Synapse Capital”). The principal business of Synapse Capital is the management of funds such as the Reporting Person.

The address of the principal office of the Reporting Person and Synapse Capital is 17150 Newhope Street, Suite 503, Fountain Valley, California 92708.

Set forth below are the name, office, citizenship, and present principal occupation of the Manager and each officer of Synapse Capital. The business address of each of the following individuals is the address of the principal office of Synapse Capital at 17150 Newhope Street, Suite 503, Fountain Valley, California 92708.

Office	Name	Citizenship	Present Principal Occupation

Manager	Henri Tchen	USA	Manager and Vice President of Synapse Capital

President	Kenneth Barnett	USA	President of Synapse Capital

Vice President	Henri Tchen	USA	See above.

Vice President	Leon Chiu	USA	Vice President of Synapse Capital

None of the Reporting Person, Synapse Capital, Mr. Tchen, Mr. Barnett, or Mr. Chiu, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares that are the subject of this filing as part of the merger of Sutura, Inc., a Delaware corporation (“Sutura”) with and into Technology Visions Group, Inc., the predecessor of the Issuer (“TVGR”). According to the Issuer’s current report on Form 8-K dated August 19, 2005 (the “Merger 8-K”), on that date, Sutura was merged with and into TVGR pursuant to the terms of that certain Agreement and Plan of Merger, dated November 22, 2004, by and between Sutura and TVGR (such agreement the “Merger Agreement” and the transaction described therein, the “Merger Transaction”). Under the Merger Transaction, the separate existence of Sutura ceased and TVGR, as the

Issuer, continued as the surviving corporation under Delaware law. As part of the Merger Transaction, the name of TVGR was changed to Sutura, Inc.

Under the terms of the Merger Agreement, upon consummation of the Merger Transaction, the shares of Sutura held by the Reporting Person would be exchanged for the right to receive shares of the Issuer. Prior to the Merger Transaction, the Reporting Person owned shares of Sutura. According to the Merger 8-K, the Reporting Person would receive approximately 14,690,577 shares of the Issuer in connection with the Merger Transaction.

According to a Company press release dated January 13, 2006, the shareholders of the Issuer would be sent letters of transmittal over the next week to exchange their shares of Sutura. However, since the date of the Merger 8-K, the Reporting Person has not received any shares of the Issuer nor has it received any correspondence from the Company’s transfer agent confirming the issuance of shares to the Reporting Person or number of shares to be issued. Therefore, for the purposes of this Schedule 13D, the Reporting Person is relying on the Merger 8-K to determine the number of shares to be issued to it pursuant to the Merger Transaction.

Item 4.	Purpose of Transaction.

See Item 3 which is incorporated by reference herein.

The Reporting Person acquired the shares of Sutura, a predecessor of the Issuer, for investment purposes and to its knowledge it will receive shares of the Issuer under the Merger Transaction. The Reporting Person intends to review continuously its equity position in the Issuer. Depending upon price and availability, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Person may decide to increase, decrease or maintain the size of its investment in the Issuer.

On June 30, 2005 the Reporting Person, together with certain other shareholders of Sutura filed two complaints in the Superior Court of the State of California, County of Orange - Central Justice Center. The first complaint, Case No. 05-CC00136, is a shareholder derivative complaint seeking, among other things, money damages and injunctive relief to prevent the consummation of the Merger Transaction. The second complaint, Case No. 05-CC00137, seeks, among other things, to remove Messrs. Anthony Nobles and Egbert Ratering from their respective positions as directors of Sutura, as a predecessor of Issuer.

Except as described herein and in Item 6 below, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the other persons named in Item 2, has any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

Item 5.	Interest in Securities of the Issuer.

(a) As described in Section 2 above, according to the Merger 8-K, the Reporting

Person will be issued approximately 14,690,577 shares of the Issuer pursuant to the Merger Transaction. However, since the Reporting Person has received no notice of such issuance from the Issuer, it cannot confirm the exact number of shares to be issued to it in connection with the Merger Transaction. According to the Issuer’s latest quarterly report on Form 10-Q dated November 18, 2005, at November 15, 2005, 185,417,009 shares of common stock of the Issuer were outstanding. The approximately 14,690,577 shares that the Issuer has reported will be issued to the Reporting Person would be approximately 7.9% of the outstanding shares of the Issuer at November 15, 2005.

(b) As the Manager of the Reporting Person, Synapse Capital and its officers have shared power to direct the voting and disposition of the shares of the Issuer beneficially owned by the Reporting Person. However, each of Synapse Capital and its officers disclaim beneficial ownership of such shares, since they act as fiduciaries of the Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in Item 2 above other than the Reporting Person is the beneficial owner of the any shares of the Issuer reported hereby for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

(c) Except as described in Item 3, there have not been any transactions in the shares of the Issuer effected by or for the account of the Reporting Person during the 60 days prior to the date of this Schedule 13D.

(d) Except as described in this Item 5, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is a plaintiff together with other shareholders under the litigation described in Item 4. The plaintiffs have entered into an agreement with respect the management and costs of the litigation. However, the plaintiffs have not entered into any agreement to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer, nor have they entered into any contracts, arrangements, understandings or relationships with respect to other matter listed in Item 6 of Schedule 13D. The Reporting Person disclaims membership in any group with the other plaintiffs as described in Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

Synapse Capital is also the Manager of Synapse Fund I, LLC, a California limited liability company (“Synapse Fund I”) that according to the Merger 8-K will be issued approximately 10,322,217 shares of the Issuer under the Merger Transaction, or approximately 5.6% of the outstanding shares of the Issuer at November 15, 2005. Because of Synapse Capital’s management of both the Reporting Person and Synapse Fund I, the two parties might be viewed as acting in concert with respect to their respective investments in the Issuer.

However, Synapse Capital acts in a fiduciary capacity with respect to different Members in each of the Reporting Person and Synapse Fund I. The other Member of the Reporting Person is The Tu Family Trust, which is not a Manager of the Reporting Person. The other Member in Synapse Fund I is The Sun Family Trust, which similarly is not a Manager of that entity. Since each of the other Members of the Report Person and Synapse Fund I are different parties with different economic interests from the other, the Reporting Person and Synapse

Fund I are not members of the same group, even though Synapse Capital manages both entities. Therefore, the Reporting Person disclaims beneficial ownership of the shares to be issued to Synapse Fund I, LLC and disclaims membership in a group with Synapse Fund I, LLC.

Kenneth Barnett, an officer of Synapse Capital, also owned shares of Sutura in his individual capacity and as such is entitled to receive shares of the Issuer pursuant to the Merger Transaction. However, the Reporting Person disclaims beneficial ownership of the shares to be issued to Mr. Barnett and disclaims membership in a group with Mr. Barnett.

Except for the agreement and relationship listed in this Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Exhibits.

None.

[Signature page follows.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2006
Date

/s/ Kenneth Barnett
Signature

Kenneth Barnett, President of Synapse Capital, LLC, Manager of the Reporting Person

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)